Exhibit 99.1

Nova Minerals Plans to Redomicile to the United States and Seeks 100% Ownership of the Estelle Project

Melbourne, Australia, February 3, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) a gold and critical minerals exploration stage company focused on advancing the Estelle Gold and Critical Minerals Project in Alaska, U.S.A.,

announces that, following the loss of its foreign private issuer (FPI) status effective 1 July 2026, it intends to undertake a corporate reorganization. This will include a planned redomiciliation to the United States while maintaining its dual ASX and Nasdaq listings, pursuing the acquisition of the remaining 15% interest in the Estelle Gold and Critical Minerals Project, and initiating a search for a U.S.-based Chief Financial Officer (CFO) with significant mining sector and U.S. GAAP accounting experience.

Highlights

●	As a result of the majority of its shares being held by U.S. investors as at 31 December 2025, Nova will cease to qualify as a foreign private issuer (FPI) at the end of the current financial year and will be required to comply with the U.S. securities laws applicable to U.S. domestic companies from 1 July 2026.

●	To minimize potential conflicts between ASX listing requirements and U.S. domestic issuer obligations, which could otherwise complicate the continued trading of ASX securities and Nasdaq-traded instruments, the Board proposes to redomicile the Company to the United States.

●	Nova expects to retain its dual ASX and Nasdaq listings under the same ticker codes. ASX shareholders are expected to receive CHESS Depositary Interests (CDIs) and Nasdaq ADS holders are expected to receive shares of common stock (the U.S. equivalent of ordinary shares), in a new U.S. domiciled company, expected to be named Nova Minerals Corp, preserving their current ownership interests.

●	Nova expects to complete the redomiciliation by the end of June 2026, subject to shareholder and court approvals and other customary conditions being satisfied.

●	Beyond mitigating regulatory constraints, the redomiciliation is expected to improve access to lower-cost U.S. equity capital, increase appeal to a broader U.S. investor pool, and enhance opportunities for further potential grants, funding and investment from the U.S. government.

●	As part of the redomiciliation process, Nova intends to acquire the remaining 15% interest in the Estelle Gold and Critical Minerals Project (Estelle Project), giving it full ownership and supporting the project’s progression to construction and production while simplifying access to funding.

●	As part of the Company’s corporate reorganization, Nova advises that Mr. Michael Melamed has provided three months’ notice of his resignation as Chief Financial Officer (CFO) while the Company undertakes a formal process to appoint a U.S.-based CFO with experience in U.S. mining operations and U.S. GAAP accounting.

Nova CEO, Mr. Christopher Gerteisen, commented:

“The weight of U.S. investment in Nova Minerals gives us the opportunity to realize the benefits of redomiciliation to the United States. This change will enable many large institutional investors to invest in the Company where this was not possible under the current ADS structure. We are mindful that, through this process, our ASX and Nasdaq shareholders are expected to continue to hold and trade their securities in the same way.

“On behalf of the Board, I would like to thank Michael for his valuable contribution to Nova during his time as CFO and wish him every success in the future. We are excited about the next chapter in the Company’s growth and will keep the market informed as these initiatives progress.”

Redomiciliation to the United States

As the U.S. ownership of Nova’s shares exceeded 50% at 31 December 2025, and with the Company’s primary assets located in the United States, Nova will lose its FPI status at the end of the current financial year and, from 1 July 2026, will be required to comply with stricter U.S. securities laws applicable to U.S. domestic companies.

To minimize potential conflicts between ASX listing requirements and U.S. domestic issuer obligations, which could otherwise complicate the continued trading of shares on the ASX and ADSs on the Nasdaq, the Board proposes to redomicile to the United States.

In addition to reducing potential compliance obstacles, the Directors of Nova believe the proposed redomiciliation has several benefits, including:

●	Improved access to lower-cost equity capital in the U.S. markets, which are larger and more diverse than Australian capital markets, enabling future growth to be financed at a lower cost.

●	Increased appeal to a broader U.S. investor base, including ETFs, funds, and index funds, which were previously unable to invest in securities of non-U.S. companies or American Depositary Shares.

●	Alignment of the corporate structure with the core of its business operations.

●	Increased opportunities for further potential grants, funding, and investment from the U.S. government.

Scheme of Arrangement to Redomicile

The proposed redomiciliation, which will require shareholder and court approval, is expected to be implemented via a Scheme of Arrangement (Scheme) under the Corporations Act. A new U.S.-incorporated parent company, expected to be named Nova Minerals Corp, is expected to become the successor issuer on Nasdaq, listing common stock, while also listing CDIs on the ASX.

The Board expects to finalize the terms of the proposed Scheme by April 2026 and will provide shareholders with full details, including information regarding the meeting to approve the proposed Scheme and the redomiciliation, in due course.

Nova expects to complete the proposed redomiciliation by the end of June 2026.

Impact to Security Holders

At this stage, security holders are not required to take any action. Further information, including any actions required and the expected timetable, will be provided in the Scheme booklet and related announcements.

If implemented:

●	ASX holders - Expected to hold CDIs representing beneficial ownership of the common stock of the new U.S parent, in proportion to their current holdings.

●	Nasdaq ADS holders - Expected to receive common stock in proportion to their current holdings. Any changes to depositary arrangements or ratios, if applicable, will be set out in the Scheme documentation.

●	Trading continuity - The Company expects to retain the existing ASX and Nasdaq listings under the same ticker codes, subject to the implementation timetable and any customary trading halts, which will be communicated to the market.

Proposed Acquisition of Remaining 15% Interest in the Estelle Project

As part of the redomiciliation process, Nova intends to acquire the remaining 15% interest in the Estelle Project giving it full ownership. Owning 100% of the project is expected to support its rapid advancement toward construction and production and facilitate easier access to funding.

The remaining 15% interest is largely held by parties related to Nova, including certain current and former directors. The Company expects the process to be managed through appropriate governance and conflict procedures, including consideration by independent directors and abstention by any conflicted directors. The proposed acquisition is expected to be subject to shareholder approval and the preparation of an independent expert’s report. The timing and final terms remain subject to negotiation, and the Company expects to pursue the acquisition concurrently with the implementation of the Scheme (if agreed).

Search for a CFO with Mining and GAAP Experience

As Nova rapidly progresses towards production at Estelle, and in light of the corporate reorganization, the Company has identified the need for a U.S. based CFO with extensive experience in U.S. mining operations and U.S. GAAP accounting.

As a result, Mr. Michael Melamed has provided three months’ notice that he intends to resign from his position as CFO of Nova, effective 30 April 2026, to give the Company time to identify a suitable replacement. Mr. Melamed has served as CFO since July 2015 and oversaw the Company’s financial management and reporting during a significant growth phase, including the advancement of Estelle. The Board thanks Mr. Melamed for his service and contributions to the Company over the past decade and wishes him well in his future endeavors.

The Company has arrangements in place to ensure continuity of financial oversight and reporting through the transition and will keep the market informed as the process progresses.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: XTIA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196